UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                              VORNADO REALTY TRUST
                                (Name of Issuer)

         COMMON SHARES OF BENEFICIAL INTEREST, $0.04 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                    929042109

                                 (CUSIP Number)

                                William G. Farrar
                             Sullivan & Cromwell LLP
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 25, 2008
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

                        Exhibit Index Appears on Page 10

                                  SCHEDULE 13D

---------------------------                       ------------------------------
   CUSIP NO.  929042109                                 PAGE 2 OF 10 PAGES
---------------------------                       ------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          INTERSTATE PROPERTIES
          22-1858622
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) |X|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
          N/A
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          NEW JERSEY
--------------------------------------------------------------------------------
     NUMBER OF
      SHARES        7    SOLE VOTING POWER
   BENEFICIALLY               7,443,000
     OWNED BY       ------------------------------------------------------------
       EACH         8    SHARED VOTING POWER
     REPORTING      ------------------------------------------------------------
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH                   7,443,000
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,443,000
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                       ------------------------------
   CUSIP NO.  929042109                                 PAGE 3 OF 10 PAGES
---------------------------                       ------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          STEVEN ROTH
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) |X|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
          N/A
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER
      SHARES                  5,090,479
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       8    SHARED VOTING POWER
       EACH                   7,443,000
     REPORTING      ------------------------------------------------------------
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH                   5,090,479
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              7,443,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,533,479
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                       ------------------------------
   CUSIP NO.  929042109                                 PAGE 4 OF 10 PAGES
---------------------------                       ------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          RUSSELL B. WIGHT, JR.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) |X|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
          N/A
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER
      SHARES                  99,737
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       8    SHARED VOTING POWER
       EACH                   7,443,000
     REPORTING      ------------------------------------------------------------
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH                   99,737
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              7,443,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,542,737
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                       ------------------------------
   CUSIP NO.  929042109                                 PAGE 5 OF 10 PAGES
---------------------------                       ------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          DAVID MANDELBAUM
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) |X|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
          N/A
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER
      SHARES                  3,319,357
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       8    SHARED VOTING POWER
       EACH                   7,443,000
     REPORTING      ------------------------------------------------------------
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH                   3,319,357
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              7,443,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          10,762,357
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------

         Interstate Properties, a partnership organized under the laws of New Jersey ("Interstate"), and Steven Roth, Russell B. Wight, Jr. and David Mandelbaum, each of whom are general partners of Interstate (collectively with Interstate, the "Reporting Persons"), hereby amend their Statement on Schedule 13D filed with respect to the common shares of beneficial interest, par value $0.04 per share (the "Shares"), of Vornado Realty Trust, a real estate investment trust organized under the laws of the State of Maryland (the "Company"). This Amendment No. 4 to Schedule 13D of the Reporting Persons ("Amendment No. 4") amends the Statement on Schedule 13D of the Reporting Persons filed on May 6, 1993 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D of the Reporting Persons filed on April 22, 1997 ("Amendment No. 1"), as further amended by Amendment No. 2 to Schedule 13D of the Reporting Persons filed on May 30, 2002 (Amendment No. 2), and as further amended by Amendment No. 3 to Schedule 13D of the Reporting Persons filed on October 7, 2005 ("Amendment No. 3), only with respect to those items list below:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of the close of business on November 25, 2008, Interstate owned in the aggregate 7,443,000 Shares, which constitutes approximately 4.8% of the outstanding Shares, based on approximately 154,354,021 of such Shares outstanding on September 30, 2008, as reported on the Company's most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. As general partners of Interstate, Messrs. Roth, Wight and Mandelbaum may be deemed to share the power to vote or to direct the vote or to dispose or to direct the disposition of the 7,443,000 Shares held by Interstate. Each partner has the sole power to vote or to direct the vote and/or to dispose or to direct the disposition of the Shares held by each partner directly or in such partner's charitable foundation or family trust, as the case may be.

         As of the close of business on November 25, 2008, Mr. Roth owned directly 4,082,879 Shares (which includes (i) options currently exercisable or that will be exercisable within 60 days of the date hereof, for 3,402,563 Shares and (ii) 17,787 grants of out-performance plan units and long-term incentive units under the Company's omnibus share plans that are currently vested and redeemable by Mr. Roth for 17,787 Shares or, at the Company's option, cash equal to the value of those Shares) and had the right to vote and/or dispose of 7,600 Shares held in a charitable foundation and 1,000,000 Shares held in grantor trusts, for an aggregate of 12,533,479 or 7.9% of the outstanding Shares, which amount includes the Shares held by Interstate. As of the close of business on November 25, 2008, Mr. Wight owned directly 80,937 Shares and had the right to vote and dispose of 18,800 Shares held in a charitable foundation, for an aggregate of 7,542,737, or 4.9% of the outstanding Shares, which amount includes the Shares held by Interstate. As of the close of business on November 25, 2008, Mr. Mandelbaum owned 519,357 Shares directly and had the right to vote and/or dispose of 2,800,000 Shares held in a limited partnership with respect to which Mr. Mandelbaum is the sole general partner and a qualified trust is the sole limited partner, for an aggregate of 10,762,357 Shares, or 7.0% of the outstanding Shares, which amount includes the Shares held by Interstate. While Interstate and its partners may be considered a group, Interstate disclaims any beneficial ownership of the Shares held by its partners individually and each partner disclaims any beneficial ownership of the Shares held individually by the other partners. As of the close of business on November 25, 2008, the aggregate beneficial ownership of Interstate and its three partners is 15,952,573 Shares, or 10.3% of the outstanding Shares.

         (c) During the last 60 days, the following transactions in the Shares were effected by Interstate or any of its three partners:

         On September 4, 2008, Mr. Wight contributed 5,000 shares to a charitable foundation.

         On September 8, 2008, Mr. Wight contributed 5,000 Shares to a charitable foundation with respect to which Mr. Wight holds the power to vote and dispositive power.

         On September 11, 2008, Mr. Roth contributed 10,000 Shares to a charitable foundation with respect to which Mr. Roth holds the power to vote and dispositive power.

         On September 12, 2008, a charitable foundation with respect to which Mr. Wight holds the power to vote and dispositive power sold 3,000 Shares in the open market through a broker-dealer at a price per Share of approximately $101.88 resulting in proceeds of $305,247. On September 18, 2008, that foundation sold 2,000 Shares in the open market through a broker-dealer at a price per Share of approximately $88.07 resulting in proceeds of $175,884.

         On September 19, 2008, Mr. Wight contributed 3,000 Shares to a charitable foundation with respect to which Mr. Wight holds the power to vote and dispositive power.

         On October 6, 2008, Mr. Roth contributed 200,000 Shares to grantor trusts. These Shares continue to be beneficially owned by Mr. Roth.

         On October 10, 2008, Mr. Roth contributed 100,000 Shares to grantor trusts. These Shares continue to be beneficially owned by Mr. Roth.

         On October 16, 2008, Mr. Roth contributed 300,000 Shares to grantor trusts. These Shares continue to be beneficially owned by Mr. Roth.

         On November 6, 2008, a charitable foundation with respect to which Mr. Roth holds the power to vote and dispositive power sold 3,000 Shares in the open market through a broker-dealer at a price per Share of approximately $64.55 resulting in proceeds of $193,493.

         On November 24, 2008, Mr. Roth contributed 400,000 Shares to grantor trusts. These Shares continue to be beneficially owned by Mr. Roth.

         On November 25, 2008, Interstate distributed to Mr. Mandelbaum 500,000 Shares. These Shares are beneficially owned by Mr. Mandelbaum.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by adding the following paragraphs after the last paragraph thereof:

         Mr. Roth has been granted awards of out-performance plan units and long-term incentive plan units under the Company's omnibus share plans entitling him to units of limited partnership interest in Vornado Realty L.P. ("Units"). 17,787 Units are vested and currently redeemable by Mr. Roth for cash equal to the value of 17,787 Shares or, at the option of the Company, 17,787 Shares. A form of the Company's 2006 Out-Performance Plan Award Agreement, a form the Company's 2008 Out-Performance Plan Award Agreement and a form of the Company's 2002 Restricted LTIP Unit Agreement are included as Exhibits 10.8, 10.9 and
10.10 to this Amendment No. 4 and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended by adding the following items to the list of exhibits contained therein:

Exhibit Number       Description
--------------       ------------
      8              Form of Vornado Realty Trust 2006 Out-Performance Plan
                     Award Agreement, dated as of April 25, 2006 -
                     Incorporated by reference to Exhibit 10.1 to Vornado
                     Realty Trust's Form 8-K (File No. 001-11954), filed on
                     May 1, 2006.

      9 Form of Vornado Realty Trust 2008 Out-Performance Plan Award Agreement - Incorporated by reference to
                     Exhibit 10.46 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008
                     (File No. 001-11954) filed on May 6, 2008.

     10 Form of Vornado Realty Trust 2002 Restricted LTIP Unit Agreement - Incorporated by reference to Vornado Realty Trust's Form 8-K (Filed No. 001-11954), filed on
                     May 1, 2006.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:  November 26, 2008

                                              INTERSTATE PROPERTIES

                                         By:  /s/ STEVEN ROTH
                                              ------------------------------
                                              Name:    Steven Roth
                                              Title:   Managing General Partner


                                              STEVEN ROTH

                                              /s/ STEVEN ROTH
                                              ------------------------------
                                              Name:  Steven Roth


                                              RUSSELL B. WIGHT, JR.

                                              /s/ RUSSELL B. WIGHT, JR
                                              ------------------------------
                                              Name:  Russell B. Wight, Jr.


                                              DAVID MANDELBAUM

                                              /s/ DAVID MANDELBAUM
                                              ------------------------------
                                              Name:  David Mandelbaum

NY12530:284284.12

                                  EXHIBIT INDEX

Exhibit Number       Description
--------------       ------------
      8              Form of Vornado Realty Trust 2006 Out-Performance Plan
                     Award Agreement, dated as of April 25, 2006 -
                     Incorporated by reference to Exhibit 10.1 to Vornado
                     Realty Trust's Form 8-K (File No. 001-11954), filed on
                     May 1, 2006.

      9 Form of Vornado Realty Trust 2008 Out-Performance Plan Award Agreement - Incorporated by reference to
                     Exhibit 10.46 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008
                     (File No. 001-11954) filed on May 6, 2008.

     10 Form of Vornado Realty Trust 2002 Restricted LTIP Unit Agreement - Incorporated by reference to Vornado Realty Trust's Form 8-K (Filed No. 001-11954), filed on
                     May 1, 2006.